Exhibit 21

Professional Diversity Network, Inc.

Subsidiaries

As of April 9, 2021

Subsidiary	Jurisdiction of Incorporation or Formation
NAPW, Inc.	Delaware
PDN (Hong Kong) International Education Ltd	Hong Kong
PDN(Hong Kong)International Education Information Co., Ltd	Hong Kong
PDN (China) International Culture Development Co. Ltd.	People’s Republic of China